CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

December 2, 2005

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:   New Age Translation, Inc.
Form SB-2 Registration Statement
File No. 333-125575

Dear Mr. Reynolds:

In response to your letter of comments dated November 2, 2005, please be advised as follows:

General
  The disclosure requested has been provided in the Summary and Business sections of the prospectus.

  Supplementally, the events have not occurred, because Mr. Fahlberg has not completed the same. He has been devoting time to JAF Consulting, Inc.

Prospectus Cover Page
  "...another exchange...." has been deleted.

  The table has been removed.

Securities and Exchange Commission
RE:   New Age Translation, Inc.
Form SB-2 Registration Statement
File No. 333-125575
December 2, 2005

Business
Services
  Disclosure has been provided how a translator will be hired.

Plan of Operation
  The section has been revised to delete certain events which have occurred.

  Information regarding plans for personal selling; how a list of contacts will be obtained; and, where personal selling will take place has been provided. "[H]e will gauge interest and opportunity...." has been deleted.

  Information regarding possible cessation of business; how the company will manage its reporting obligations; and, financing the reporting obligations has been provided.

Liquidity and Capital Resources
  Disclosure has been provided that all investors were accredited investors. The date the transaction closed has been provided.

Conflicts of Interest
  Disclosure has been provided that Mr. Fahlberg devotes 14 hours per week to the company and 30 hours per week to JAF Consulting, Inc.

  Disclosure has been provided that there is no potential conflict of interest between the company and JAF Consulting, Inc.

Securities and Exchange Commission
RE:   New Age Translation, Inc.
Form SB-2 Registration Statement
File No. 333-125575
December 2, 2005

Selling Shareholders
  More information has been provided about the preexisting relationship with Mr. Fahlberg.

  More information has been provided regarding the established relationships.

  As stated, Mr. Fahlberg contacted the persons who are listed as selling shareholders. With respect to LDG, we do not know their investors were contacted.

Financial Statements

  The interim financial statements have been revised.

  The financial statements have been updated.

Exhibits
  Exhibit 3.1 has been corrected and refiled.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak